Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following is a transcript of the investor call held by Pubco on July 22, 2025 discussing the Proposed Transactions (as defined below):

Svetlana Vaisman

●	Good morning, everyone just letting folks enter from the waiting room, and we will get started in 30 seconds.

●	Okay, before we proceed. I would like to 1st remind everyone that this call may contain forward looking statements, including, but not limited to The Ether Machine and Dynamix, expectations or predictions of financial and business performance and conditions, expectations or assumptions as to completion of the proposed transaction between the parties, operational development and performance, including, but not limited to the timing of development, milestones, business and operational strategies, competitive and industry, outlook and the timing and completion of the transaction.

●	Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guaranteed of performance. I encourage you to read the previously disclosed press release issued on July 21st, 2025, and Dynamix filings with the Securities and Exchange Commission for a discussion of the risks that can affect the business combination, The Ether Machine’s business, and the business of the combined company after the completion of the proposed business combination.

●	Dynamix and The Ether Machine are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

●	In addition, these remarks are neither an offer to purchase nor solicitation of an offer to sell, subscribe for, or buy any securities or the solicitation of any vote in connection with the proposed business combination. Dynamix and The Ether Machine intend to file a registration statement on Form s4 containing a proxy statement and prospectus with the SEC Which you should read carefully and in its entirety when it becomes available, because it will contain important information.

●	Dynamix, The Ether Machine and their respective directors and officers may be deemed participants in the solicitation of proxies of Dynamix, shareholders in connection with the business combination.

●	More detailed information about each company's directors and executive officers and their interests in the business combination will be described in the form s4, when it becomes available.

●	Thank you, and let's kick it off.

Pavan Bellur

●	Thanks, Svetlana. This is Pavin Bellur from Citigroup. Thank you everyone for joining this call. Before I hand it over to the management team that's on the line, Citigroup is incredibly excited about this opportunity. We believe one: it is very, very differentiated compared to anything else out in the market, for reasons that Andrew and the team will go through.

●	We think the caliber and quality of the investors already that have invested in this transaction underscores the sort of the fundamental conviction they have we have in what Andrew and the team are wanting to do.

●	Very quick overview. This is a transaction involving a spac business combination between The Ether Machine and the Dynamix Corporation. The Ether Machine is intended to provide institutional investors access to ethereum and the ethereum ecosystem at scale by creating a blue chip ecosystem around that endeavor. The intention is to create an entity that has got substantial capital that will be going in going to go used to buy ethereum.

●	Two, generate substantial income from staking and restaking ethereum, and three, grow the ethereum ecosystem around the ether blockchain to pursue a whole range of DeFi applications and other initiatives, including a creative acquisitions over time that David and the team will walk through.

●	We announced the transaction yesterday with over 1.5 billion dollars of committed capital, including a 640 million dollars plus anchor investment by Andrew Keys personally in the form of an ether contribution. We raised what is the largest committed capital financing in in a transaction like this since 2021 raising over 800 million dollars of institutional and strategic capital.

●	And alongside the 167 million dollars sitting in the Dynamix Trust, making this a very unique and landmark transaction.

●	The deal was announced yesterday. We're expecting to close the transaction and hopefully in Q3, Q4 of this year. And so with that, let me turn it over to Andrew and the team to walk you through the investor presentation again. There'll be no QA on this call. If you do have a question, please reach out to your relevant Citigroup salesforce personnel or Andrew and the team directly. But with that maybe I'll turn it over to JC, Andrew and David will walk you through the presentation. But with that over to you guys.

Jonathan Christodoro

-	Good morning, everybody. We really appreciate you taking time with us. We're super excited to share our vision for The Ether Machine. I'll start with our goal. Our goal is to be the largest blue chip player in the space for all things ethereum buying, staking, compounding, expanding the technology base and be an ecosystem partner. It's obviously a pretty big and bold statement. I'll share some thoughts on why I think we have the right to win.

●	1st is, we have the right asset. As many of you may know, ethereum is the second largest digital asset by market cap. It's over 400 billion dollars, which obviously means it's very large and very liquid.

●	There's increasing real world use cases. It's not just the store of value. We've seen it time and time. Again, as the regulatory environment continues to clarify around tokenization and stable coins, and we expect ethereum to continue to be a market leader in that space.

●	The other important part is the yield component which we'll get more into. But ethereum, unlike Bitcoin, actually creates and generates yield in ethereum, and we expect to be able to generate materially larger yields versus what's currently in the market. For example, the US based ETFs have no yield, and we expect to enhance that yield in ways that others cannot do.

●	This also will go into the ability for this to trade at a significant premium to nav which it already does.

●	Ethereum is deflationary in nature, and we also believe there's material knowledge learning, as people understand, about ethereum to sort of bridge the gap in some of the performance we've recently seen in Bitcoin. And then for this management team, we expect to be able to drive down the lowest cost of capital with our own experience in corporate finance and the broader financing markets.

●	I'll go to some other things that I think are important.

●	A, as in most businesses, scale is important in this transaction. Andrew Keys, who you hear from in a second is contributing 170,000 at today's prices. That's nearly 650 million dollars. When we look at other players in the market, no other team has made such a material commitment. In fact, commitments are less than 5% of what this group has made. I think that shows our desire to build and scale a company for the long term.

●	The other thing that I would mention is sort of how we set this up. We've set this up as a de novo entity. We did not do a shell company. There's no legacy liabilities. There's no shadow management team. In fact, our management team has been handpicked for this task, which we think is very, very important.

●	And we have Blue Chip advisors. This is the only strategy that I'm aware of that Citi has backed. We're also working with Skadden, and I think you'll see other 1st class partners as we roll this out. We've really built this in a way that we would feel comfortable to allocating our capital, which we obviously are.

●	I'll walk through our team. Andrew Keys, who you'll hear from as well. I think it's notable to recognize Andrew Keys’ early participation in the ecosystem at the highest levels. He was a big part of the growth of Consensys, for all intents and purposes, the Citibank of the ethereum ecosystem, and from there he built a firm called Darma, and Darma currently Stakes, just as The Ether Machine will, over a billion dollars in assets today generating some of the highest yields, and that technology will come with our offering.

●	I share some quotes on the upper right hand side. I think the takeaway there is Andrew has been public often early, and he's been right, and I'd also flag to you the report on the bottom right hand side. You know, we're not allowed to obviously make forward looking statements, as it relates to ethereum. But this book that Andrew as well as our CTO are co-authors on share some thoughts about the ethereum ecosystem and the opportunity for price appreciation over time in the medium and long term.

●	I'll go through the balance of our team. I think it's really important to look at this versus others. You know, we've hand built this team. We are going to stake and buy and compound internally, we're not going to pay a 3rd party to do it for us, which I think really shows our ability to extract and add value to our shareholders.

●	I'll go left to right.

●	Myself. Long career on Wall Street mortgage, daily investment banking worked at the firm formerly known as SAC Capital, Steve Cohen. And then worked for Carl Icahn for many years, and in that role I've sat on nearly 15 corporate boards, all names you would know eBay, Lyft, your auctioneer, Hologic, etc, and I think, most notably, I still sit on the board of PayPal, which obviously has a lot of connectivity on the crypto side, on PayPal and Venmo, as well as a top 10 stable coin. I think the takeaways there are the ability to really scale a public company and also the ability to manage effectively at the highest levels a multibillion dollar balance sheet.

●	Dave Merin, who you also hear from is our CEO, but background at Mckinsey, educated as a lawyer, and really was another big key part of the Consensys system, helped build out the fundraising effort, the M&A effort and some of the strategic investments they've made as one of the market leaders, if not the market leader in Ethereum.

●	Tim Lowe. He's our CTO. And I think this is super important as well as I'll get to Darius, which is our ability to actually talk about the technology, our ability to enhance the technology and our ability to run the technology internally and not outsource it to another company for hundreds of basis points. Tim built the staking engine at Consensys. He then rebuilt the staking engine at what is now called Darma, and again they manage over a billion dollars at the highest levels. And that know-how expertise and track record comes with the Eth machine.

●	Michael Ciklin, one career on the buy side as well, what will be our CFO and head of capital markets as we look to maximize our balance sheet.

●	And then Darius has also joined our team as the head of Defi, also very prominent roles on Wall Street, Morgan, Stan, JP Morgan, Fortress, SAC, and will help Tim build out our technology ecosystem.

●	And then in this transaction, we're going public with Andrejka. Andrejkais well traveled as well. Mubadala, Morgan Stanley, Credit Suisse, and has been a big part of our launch into a public company. I'll throw it to Dave and Andrew to share some more thoughts on ethereum as well as our points of differentiation.

Andrew Keys

-	Thanks John. Simply put, I believe, ethereum to be the substrate of the next generation of the Internet.

●	No other blockchain offers a globally decentralized, credibly neutral infrastructure that nation states, enterprises and individuals can trustlessly interact through.

●	Ethereum is experiencing power law dynamics right now similar to Google in search where the majority of stable coins, real world assets and other tokenization opportunities reside on ethereum and its layer 2 and a small minority reside on competing blockchains similar to when you use a search engine.

●	The majority of the time you use Google. And when is the last time you used Bing or Yahoo?

●	Ethereum right now is poised for material growth in speed, security, and privacy. With the evolution of the 0 knowledge. Ethereum is coming up on its 10th birthday, and is the only blockchain currently that's able to hand global throughput ether, in our opinion, is a better asset than Bitcoin

●	On the Bitcoin blockchain, there is one asset Bitcoin, and one function: send to person. A can send that Bitcoin to person B.

●	Ethereum - one can tokenize any asset so we can see tokens representing us dollars, barrels of oil. Bars of gold, art, music, parcels of real estate.

●	And those digital tokens can be embedded into digital legal agreements called smart contracts.

●	So we can have an if, then else statement. So if there's a payment, excuse me if there's a con condition met, then send the payment, else failure.

●	This is going to materially increase the velocity of money.

●	An example of this could be an employment contract that gets paid by the minute.

●	So with that said, we believe that the ether machine provides a compelling opportunity for value. Creation as an institutionally focused.

●	Actively managed ether denominated yield generating vehicle that is structurally superior to all available alternatives

●	Dave?

David Merin

-	Fantastic.

●	happy to run through the corporate strategy quickly, John, if you want to go to pit slide 8

●	So we have a fairly simple, three-part corporate strategy: accumulate Ethereum, compound that eth, and then grow the ecosystem

●	Accumulate is fairly straightforward. We start with our 1.5 billion dollar base from the common stock raise completed earlier this week, and then we'll look to leverage additional capital markets, opportunities to further grow that base of ethereum in line with tools pioneered by companies like microstrategy.

●	We'll then work to compound that using our team of world leading experts on staking and defi right, in addition to trying to share some of that expertise with 3rd parties, drive additional revenue.

●	And then, lastly, we expect this to be a pillar of the ethereum ecosystem, and we'll work to help steward that ecosystem.

●	I think, on the next slide we cover. Why, this is differentiated.

●	Look, we think that these Corporate Treasury Strategy, Corporate Treasury Strategy Company should be the way for public market investors to own the future of the Internet in the years to come.

●	Principally because ethereum itself is a dynamic asset that requires active management in our opinion as opposed to some of the Etf vehicles.

●	So just to quickly highlight a difference between us and the Etfs

●	Just due to some of the technical nuances of ethereum staking. If you look at the staked etps that are live in other geographies outside the Us. You typically see that they only have about half their eth state.

●	Right?

●	We in this corporate structure we're putting together. We'll be able to stake all of our Eth and go beyond that to things like restaking and engaging with defi.

●	We think this will allow us to generate more than double the yield of the stake. Eth. Etfs, when they go, live in the Us. Right. And we think, if you view this as a perpetual bond, which is how we view it at equilibrium.

●	If you double the yield of petrol bond, you should double the price. And this is how you justify a significant multiple to nav in the medium term.

●	Because of this, we thought that that opportunity deserve a full time focused management team in a clean structure. And that's why we decided to put this together right and and look to kind of deliver a world class opportunity to public market investors.

●	And I think that's reflected in the transaction we just completed, as we talk about. On the next slide, as Pav mentioned. At the top. We brought a number of blue chip investors in to help us complete the largest, all common stock financing committed at announcement since 2021.

●	Because, simply put the ether machine is the best way to invest in the future of the Internet. Right?

●	2 reasons for that, as Andrew flagged: ethereum is the future of the Internet. And second, as I was just mentioning, this is the best way to invest in ether.

●	Internet has, it's currently entering its ownership era, as others have articulated. The 1st phase of the Internet in the nineties was the read era of the Internet.

●	The second era of the Internet was the right era in the in the aughts and teens with Web 2. And now we're entering the ownership era of the Internet. Now that ethereum enables digital ownership for the 1st time. And this ownership is just starting to come online with tokenization and stables. Now we have the regulatory clarity to facilitate that. But of course, we'll grow far beyond that.

●	And then, in terms of why, this is the best way to invest in ethereum.

●	ethereum is a productive and dynamic asset that really requires dedicated and focused active management by a company to properly capitalize on with a team of experts like we have right. And second, you know, due to that.

●	We think that having a clean structure like this set up for long-term success is the best way to provide that opportunity more broadly.

●	So we're very excited to have the outstanding partners that we've been able to put together here for this vehicle.

●	John, have you got more to close this out.

Jonathan Christodoro

-	Yeah, I would just close it out. And you know, if this is new to you, and you haven't done the work, do the work around ethereum. It's really game changer, and what I'd say is, you know, when you make investments you always ask why now?

-	And the ‘why now’ is just what we're seeing on the development side and what we're seeing on the regulatory environment.

-	We still believe we're in the early innings. If you make the decision to buy ethereum the cleanest, most effective way to have the highest staking with the best management and the opportunity to really compound performance over time is the ether machine.

●	So I'll close on that. Really appreciate your time. It's a fascinating time in the markets, and certainly a fascinating time for the space. So appreciate you. Thank you to Citi and look forward to staying in touch.

Svetlana Vaisman

-	Thank you, everyone. This is now the conclusion of the webcast. We are signing off.

On July 22, 2025, Andrew Keys, Co-Founder and Chairman of Pubco, gave interviews with Yahoo! Finance:

Ether Machine co-Founder and Chairman Andrew Keys on “Market Catalysts”

Yahoo! Finance

Julie Hyman: There's a big new bet on Wall Street, and it's on a trend that we're seeing more and more crypto treasury companies. Now, these are firms that hold large amounts of cryptocurrency on their balance sheets. Think for example, Strategy aka MicroStrategy's massive Bitcoin stash. But now the trend is expanding beyond Bitcoin to other cryptocurrencies like Ethereum, the world's second largest cryptocurrency. A new company called the Ether Machine is set to go public via SPAC with a treasury of more than 400,000 Ether. That's worth roughly $1.5 billion. And the Ether Machine says it's taking a different approach than anything else on the market. Joining me now, Andrew Keys, co-Founder and Chairman of the company, The Ether Machine. Andrew, thanks for being here.

Andrew Keys: Thanks for having me.

Julie Hyman: Okay. So what's different about this approach?

Andrew Keys: So rather than a buy and hold approach, that MicroStrategy employs, Ether is a productive asset. And with the Ether Machine, we are going to focus on institutional investors and generating risk-adjusted returns by participating in the Ethereum decentralized financial economy. So Ether earns yield if properly managed, and we are going to be doing that productively.

Julie Hyman: Okay, give me some examples of what you're talking about, what this effective management looks like in practice.

Andrew Keys: Sure. So with Bitcoin you have proof of work where miners have real estate, hardware and electricity. And in Ethereum, you have proof of stake where we can stake Ether, notarize transactions, and secure the network. And when we secure the network, we earn yield. So there's a productive actively managed application that we have to do with Ether to properly utilize it to earn that yield.

Julie Hyman: So is the idea here. Just so in the case of strategy, for example, basically it's leveraging the company's assets and stock in order to buy bitcoin in the case of the Ether Machine and then you have a premium that the stock trades at to bitcoin is the idea that the Ether Machine will trade at a premium to Ethereum because of some of these things that you're doing.

Andrew Keys: We think we may trade at a larger premium because we don't just buy and hold the asset. We actually actively manage it. So in perpetuity, we believe that we'd be able to own or, excuse me, earn additional yield more so than the ETFs that currently do not enable having staking. So in an ETF you'd basically be holding the stock but not accessing the dividend. In this vehicle, we actually produce the additional ether through staking and participating in the decentralized financial economy.

Julie Hyman: Andrew, I guess my question then is what's to stop anybody else from doing this? In other words, there are some companies that have been adding other cryptocurrencies besides Bitcoin to their balance sheets. Is it just a matter of you think you'll be able to manage this asset better than they would? I mean, at some point you have to worry about commoditization of these crypto treasury companies.

Andrew Keys: So we have been in the industry since the inception of Ethereum. The team we've amassed are subject matter experts in technology, staking and the decentralized financial economy. And I believe that we are the best team equipped to manage this risk at an institutional scale.

Julie Hyman: I'm also curious, like, if it's only an Ethereum treasury company, how many people work there? For example, how many people does it? What kind of size of teams does it take to do something like this?

Andrew Keys: We think that we should have a lean and mean team 15 to 20. And again, I think that the differentiation here is we are not a treasury company in the sense that we buy and hold. We actually produce yield and, and that generation of yield is labor-intensive and technologically intensive.

Julie Hyman: I'm also curious. I know it's in the name. It's called the Ether Machine, but I'm curious if down the line, at some point you would expand into other cryptocurrencies that maybe share some of the same characteristics?

Andrew Keys: No. This is a pure play exposure for institutional investors that are looking to have Ether exposure and Ether-denominated yield. Ethereum is experiencing parallel dynamics similar to Google with search. 90% of stablecoins, tokenization opportunities, real-world assets are residing on Ethereum, just like Google has 90% of searches and Bing gets a small percentage, etc..

Julie Hyman: I'm curious your take on the underlying prices also, because, you know, as much as we have seen Bitcoin appreciate this year, in the last few weeks, Ethereum has just been a rocket ship in terms of price appreciation. How much of that is sort of what's going on in Washington? And are there things that are in, I mean, we have the stablecoin legislation passed, but in terms of the legislation being considered, that will have implications for Ethereum specifically.

Andrew Keys: Great question. So Ethereum is the largest beneficiary of the GENIUS Act, which is the stablecoin bill, because Ethereum hosts is home to the majority of stablecoins. So with the Bitcoin blockchain, you have one asset, a Bitcoin, and you can do one thing. You can move it from one person to another. With Ethereum, you can have infinite assets that you can tokenize. And then you can embed these tokens into digital legal agreements called smart contracts. And we've found that Ethereum has this escape velocity, where 90% of tokenization and real-world assets and stablecoins are residing on Ethereum.

Julie Hyman: Andrew, thanks so much. We'll keep in touch. See how it all goes. Appreciate your time.

Andrew Keys: Thank you.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.